1051978

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032371

REGISTRANT'S NAME Cerveceria Nacional

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4704 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4-22-02

INFORME ANUAL 2001
ANNUAL REPORT 2001

CERVECERIA NACIONAL, S.A.

CERVECERIA NACIONAL, S.A.

JUNTA DIRECTIVA
Board of Directors

Directores/*Directors*

Principales/*Principals*	Suplentes/*Deputies*
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Machado Pérez
Jon Silverman	Edgardo Báez Noguera
Samuel Lewis Galindo	Alfredo Arias Loredo
Alberto Vallarino Clement	Roberto R. Alemán H.

Dignatarios/*Officers*

Julio Mario Santo Domingo	Presidente/*President*
Alejandro Santo Domingo	Vicepresidente/*Vicepresident*
Darío Castaño Zapata	Presidente Ejecutivo/*Executive President*
Roberto Alemán Healy	Tesorero/*Treasurer*
Víctor Alberto Machado Pérez	Secretario/*Secretary*

Gerente General/*General Manager*
Ricardo Janson Calhoun

Representante Legal/*Legal Representative*
Darío Castaño Zapata

Domicilio Social/*Domicile of Corporation*
Panamá, República de Panamá,
Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores/*Auditors*
Ernst & Young

El año 2001 ha sido, sin duda, un año difícil para la economía nacional. Las consecuencias derivadas del alto nivel de desempleo, estimado entre un 14.3 y un 16%, así como un lento y mínimo crecimiento de la economía, se han visto reflejadas en la industria de cervezas y bebidas, en las cuales participa el Grupo Cervecería Nacional.

El efecto en la industria cervecera fue contundente. A pesar de que el consumo per cápita de cervezas en Panamá es uno de los más altos de la región, la tendencia negativa continuó este año, llegando a consumirse 46 litros de cerveza per capita en el 2001, luego de haber logrado un consumo de 55 litros en el año 1999.

La situación de la economía y el impacto que ésta ha tenido en el consumo, exigieron la adopción de estrategias que permitieron a Cervecería Nacional, S.A. mantener su posición competitiva y de liderazgo en la industria cervecera nacional. Tales estrategias correspondieron a un ajuste en los precios de nuestros productos, así como campañas publicitarias que tenían como objetivo fortalecer el Top Of Mind de nuestras marcas y la posición que ocupamos en la industria.

A pesar de un entorno no excento de dificultades, Cervecería Nacional, S.A. mantuvo su compromiso con la sociedad panameña, apoyando el deporte y a la comunidad, especialmente a instituciones sin fines de lucro y la Teletón 20-30, que una vez más, fue un éxito gracias a la colaboración de la ciudadanía y del sector privado.

En el aspecto comercial, cabe señalar que logramos mantener nuestra participación en el mercado de cervezas nacionales en un 71.6%, superando ligeramente los resultados obtenidos en este sentido durante el año 2000. (71.5%).

La caída de los ingresos por menor consumo se compensó parcialmente con un ajuste en los precios, reflejando una disminución del 5.7 % de los ingresos con respecto al año 2000, a pesar de la contracción de la producción nacional, la cual fue del orden del 11.3% para el mismo período.

En el aspecto tecnológico, cabe señalar que se han superado las dificultades en la carga de los datos, gracias al diseño de nuevas parametrizaciones y mejoramiento continuo de los módulos del sistema SAP, lo cual nos permitirá generar reportes con mejor calidad de información y con mayor prontitud, lo que favorece una oportuna toma de decisiones gerenciales.

En términos financieros, hemos fortalecido nuestra posición financiera ya que reestructuramos nuestra deuda, reduciendo de manera importante nuestros compromisos de corto plazo con las instituciones financieras.

A pesar de que la utilidad neta durante el 2001 fue menor con respecto al 2000, es importante destacar que operativamente, el grupo tuvo un desempeño similar al obtenido en el año 2000, si excluímos las ganancias extraordinarias no recurrentes de dicho año.

En nuestra fábrica de latas de aluminio, Envases del Istmo, S.A. se han registrado pérdidas en los últimos años, sin embargo, el desempeño de éste año fue mejor que el de años anteriores, producto de las mejoras a la eficiencia de la producción y a los volúmenes alcanzados en las ventas.

Estas mejoras a la productividad, así como la oportunidad de aumentar nuestras ventas en el mercado centroamericano de latas, permiten vislumbrar mejores perspectivas futuras para el negocio de Endelis.

Un hecho relevante y que nos llena de mucho orgullo ha sido la calificación $_{PA}$AA- otorgada por la empresa calificadora FITCH Centroamérica, empresa asociada al Grupo FITCH, a la calidad crediticia de Cervecería Nacional, S.A. Esta calificación revela la confianza que existe en la empresa y en el manejo de sus finanzas.

Sin duda alguna, el año 2001 también ha traído cambios a nuestra familia cervecera. La Oferta Pública de Acciones presentada por el Grupo Bavaria en el último trimestre del año y concretada el día 20 de diciembre del 2001, permitieron a los accionistas de Cervecería Nacional, S.A. obtener una valorización extraordinaria de sus acciones, que en ese momento estaban cotizadas en $11.00 y fueron compradas por la suma de $18.50 cada una. En esta operación el Grupo Bavaria logró captar el 91.5% de las acciones de Cervecería Nacional, S.A.

Esta operación supone un intercambio de conocimientos que se traducirán en beneficios para la empresa; ya que se perfila un mejoramiento en los procesos productivos y operativos del grupo y un mejor aprovechamiento de los recursos disponibles.

En términos generales, el año 2001 nos ha ofrecido retos que hemos enfrentado con el ánimo de mejorar y que nos ha permitido ser más eficientes en el control de nuestras actividades, para mantener nuestro liderazgo a nivel nacional y enfrentar con éxito la creciente competencia internacional.

Continuaremos buscando oportunidades de mejoramiento en nuestros procesos y operaciones. Para aprovechar efectivamente estas oportunidades, tenemos que comprender muy claramente lo que nuestros clientes necesitan, y satisfacer esas necesidades plenamente. Como consideramos que la lealtad a la marca es un activo esencial y una ventaja competitiva sostenible, la satisfacción de los clientes es una prioridad máxima.

De hecho, nuestros esfuerzos por servir mejor a nuestros clientes y por construir un sistema comercial cada vez más eficiente, son elementos que se fortalecerán con el intercambio de conocimientos entre Bavaria y Cervecería Nacional, S.A., ahora parte de tan importante grupo empresarial.

Deseo expresar mi agradecimiento a ustedes, amigos accionistas, por la confianza depositada en Cervecería Nacional, S.A., y en Panamá. Tenemos una compañía financieramente sana y exitosa, lo cual nos llena de mucho orgullo. Tengo la certeza de que tenemos los elementos esenciales para crecer y prosperar en este cambiante entorno de negocios. Confío en que seguiremos contando con su creciente participación en nuestro éxito.

Executive President's Report

Undoubtedly, the year 2001 has been a difficult one for the national economy. The consequences of the high level of unemployment, estimated at, between 14.3 and 16%, as well as the slow and minimum growth of the economy have been reflected in the beer and beverage industry wherein the Grupo Cerveceria Nacional, participates.

The effect on the beer industry was overwhelming. Even though the per capita consumption of beer in Panama is one of the highest in the region, the negative trend continued this year, with 46 liters per capita of beer in 2001, after having achieved a 55 liter consumption in 1999.

The situation of the economy and its impact on consumption called for adopting strategies that allowed Cerveceria Nacional, S.A. to maintain its competitive and leadership position in the national beer industry. Such strategies involved an adjustment in the prices of our products, as well as advertising campaigns whose objective was to strengthen the Top of Mind of our brands and the position we hold in the industry.

In spite of an environment not free from difficulties, Cerveceria Nacional, S.A. fulfilled its commitment toward the Panamanian society of supporting sports events and the community, especially nonprofit institutions and the 20-30 Teleton, which once again, was a success, thanks to the collaboration of the citizens and the private sector.

In the commercial sphere, it is worth mentioning that we were able to maintain our share of 71.6% in the national beer market, slightly above the results obtained in the year 2000. (71.5%).

The decrease in revenues due to less consumption was partially compensated with a price adjustment, thus showing a reduction of 5.7% of revenues with respect to the year 2000, in spite of the contraction of national production, which was around 11.3% during the same period.

In the technological sphere, it is worth noting that difficulties have been overcome in the loading of data, thanks to the design of new parameters and the continuous improvement of the modules of the SAP system, which will allow for generating reports with better quality of information and greater promptness, thus favoring timely managerial decision making.

In financial terms, we have strengthened our financial position, since we restructured our debt and significantly reduced our short-term commitments with the financial institutions.

Although net earnings in 2001 were less when compared to the year 2000, it is important to mention that operationally, the group had a similar performance to that of 2000, if we exclude the nonrecurring extraordinary profits of said year.

Our aluminum can factory, Envases del Istmo, S.A., has experienced losses in the past years. Nevertheless, it performed better this year than in previous years, as a result of improvements in efficiency of production and sales volumes achieved.

These improvements in productivity, as well as the opportunity for increasing sales in the Central American can market, allows for visualizing better future prospects for Endelis's business.

A relevant fact which makes us very proud is the $_{PA}$*AA- evaluation granted by FITCH Centroamerica, company associated to the FITCH Group, to Cerveceria Nacional, S.A.'s credit capability. This classification is an indication of the trust in our company and in the management of our finances.*

Undoubtedly, the year 2001 also brought changes in our beer family. The Public Offering of Stock made by the Bavaria Group in the last quarter of the year, which became definite on December 20, 2001 allowed the stockholders of Cerveceria Nacional, S.A. to obtain an extraordinary valuation of their shares, which at that time were quoted at $11.00 and were purchased for $18.50 each. In this operation, the Bavaria Group managed to obtain 91.5% of the stock of Cerveceria Nacional, S.A.

This operation involves an exchange of knowledge that will entail benefits for the company, since an improvement of the productive and operational processes of the group and better use of the resources available is anticipated.

In general terms, the year 2001 has posed challenges which we have faced with the intention to improve and which have allowed us to be more efficient in controlling our activities, in order to maintain our leadership at the national level and successfully face increasing international competition.

We will continue to look for opportunities for improving our processes and operations. To effectively take advantage of these opportunities, we must very clearly understand what our customers need and fully satisfy such needs. Since we believe that loyalty to the brand is an essential asset and a sustainable competitive advantage, the satisfaction of our customers has maximum priority.

In fact, our efforts for better serving our customers and structuring an ever more efficient commercial system, are elements that will be strengthened through the exchange between Bavaria and Cerveceria Nacional, S.A., now a part of such an important entrepreneurial group.

I wish to express my appreciation to you, stockholders, for your trust in Cerveceria Nacional, S.A., and in Panama. We have a financially sound and successful company, which feels us with great pride. I am certain that we have the essential elements for growing and prospering in this changing business environment and trust that we will continue to count on your increasing participation in our success.

18 de marzo de 2002 / *March 18, 2002*

Ing. Darío Castaño Zapata
Presidente Ejecutivo / *Executive President*
Cervecería Nacional, S.A.



DIVISIÓN DE CERVEZAS

Durante el año 2001, el mercado de cervezas nacionales decreció al nivel más bajo de los últimos 4 años. Esto se debió principalmente a dos factores: La desaceleración económica del país y el aumento en el precio de venta de la cerveza, efectivo a partir del mes de marzo. Los distribuidores de licores y de cervezas importadas aprovechan la coyuntura para implementar agresivas promociones y descuentos en ventas.

Vemos pues que se da un cambio en las tendencias de consumo. Las cervezas importadas recuperan la participación de mercado perdida el año anterior y obtienen un 5.3% del mercado cervecero. Por otro lado, el consumo de licor mostró un crecimiento de aproximadamente 7%.

A pesar de los cambios que se dieron en el mercado durante el año, la marca Atlas aumentó a 58% su participación de mercado, apoyada con la nueva campaña publicitaria diseñada en tres módulos (calidad, folklore y humor) para atender a los diferentes segmentos de nuestros consumidores.

La marca Balboa mantuvo su participación dentro del grupo objetivo: el joven adulto. Uno de los factores más importantes fue la relación de la marca con el grupo de rock Los Rabanes. Además Balboa cambió los gráficos de su logo haciéndolo más joven y mucho más dinámico.

La extensión de línea Balboa Ice, que había mostrado un decrecimiento el año anterior, reversó esta tendencia durante el año 2001, debido principalmente a las promociones que se llevaron a cabo con la marca durante el segundo semestre del año.

En cuanto a las operaciones de Distribuidora Comercial S.A., podemos mencionar la fusión de la Agencia de Milla 8 con San Cristóbal, lo cual ha traído mejoras significativas en las eficiencias y productividad de la Agencia, así como de los costos operativos.

En resumen, 2001 fue un año difícil para la industria cervecera en general. A fin de lograr los nuevos objetivos propuestos para el año 2002, enfrentamos el reto de reversar las tendencias de consumo.

BEER DIVISION

The domestic beer market reached its lowest level in four years during 2001. This trend was a result of the country's economic slowdown and the increase in the price of domestic beers effective as of March 2001. Simultaneously, liquor and imported beer distributors took advantage of the situation to implement very aggressive promotions and discounts in sales, resulting in a shift in consumer trends.

Imported beers regained the market share lost during the previous year and obtained 5.3% of the beer market. On the other hands, liquor consumption increased by approximately 7%.

Despite these changes in market distribution, Atlas increased its market share to 58%, supported by our new advertising campaign, which was designed in the three modules (quality, folklore and humor), in response to the different segments of our consumers.

Balboa retained its market share within the target group young adults. The relationship between the brand and the rock group Los Rabanes proved to be very important. In addition, the Balboa logo was changed, by introducing more youthful and dynamic graphics.

The line extension Balboa Ice, which had lost market share during 2000, reversed this trend by means of promotions carried out during the second semester of this year.

Distribuidora Comercial, S.A. significantly improved efficiency, productivity and operating costs thanks to the merger of the Milla 8 Agency with the facilities in San Cristobal.

In general, 2001 was a difficult year for the beer industry. In order to achieve the goals proposed for 2002, we are faced with the challenge to reverse the market trends.

DIVISIÓN DE BEBIDAS RNSA

En el año 2001, Refrescos Nacionales, S. A., continuó incentivando el consumo per cápita de la Industria de Bebidas en Panamá, en la cual obtuvimos un crecimiento versus el año 2000 de 5%.

Primeramente, se ofreció a los consumidores de gaseosas el envase 12 onzas retornable, lo que representó un 25% más producto al mismo precio. Seguidamente, se reemplazó la marca de **gaseosas "MIL" por "MIRINDA"**, la cual ha demostrado en lo que lleva en el mercado, gran aceptación por parte del consumidor panameño. Esta última marca, es propiedad de **Pepsico International** y una de sus marcas globales que ampara diversos sabores alrededor del mundo. A finales de año, se introduce un nuevo empaque que ha sido de gran aceptación por los consumidores: **"Litro 1/2 PET" no retornable**.

El mercado de maltas fue escenario de gran apoyo al deporte nacional, especialmente en el béisbol juvenil.

En la actividad de lácteos, Refrescos Nacionales, S. A., reafirma su confianza en este sector y adquiere una empresa local llamada **"Lecherías Unidas, S. A."**, la cual mantenía aproximadamente el 8% del mercado lácteo a nivel nacional operando en la Provincia de Chiriquí.

Se continúa reforzando la marca **Nevada** en este segmento lácteo y se lanza una nueva marca de leche fresca en envases larga vida denominada **"Nacional"** a un precio sumamente accesible a los consumidores panameños.

En el segmento de bebidas no gaseosas, Refrescos Nacionales, S. A. continúa apoyando la marca **"Tampico"** y renueva la marca **"Lusita"** anteriormente propiedad de la empresa Lecherías Unidas, S. A.

Por último, Refrescos Nacionales, S. A., estima que el año 2002 servirá como un año de reestructuración interna para redefinir el norte de esta División de Bebidas dada la adquisición reciente por parte del Grupo Bavaria de Colombia, quienes ya han demostrado gran interés en seguir desarrollando la Industria de Bebidas en Panamá.

BEVERAGES DIVISION

In the year 2001, Refrescos Nacionales, S. A. continued to promote the growth of per capita consumption of Beverages in Panama, and thus we experienced a 5% growth as compared to the year 2000.

*First, the returnable 12 oz. bottle was offered to the soft drink consumers, which represented 25% more product for the same price. Thereafter, the soft drink brand "MIL" was replaced by **"MIRINDA"**, which has been widely accepted by Panamanians within the short time span it has been in the market. This latter brand is the property of **Pepsico International** and one of its global brands supporting various flavors around the world. By the end of the year, a new plastic container: the **nonreturnable 1/2 liter PET** was introduced and favorably accepted by the consumers.*

The Malta market significantly contributed to national sports, especially youth baseball.

*In the dairy activity, Refrescos Nacionales, S. A. reaffirmed its trust in this sector and acquired a local company called **"Lecherias Unidas, S. A."**, which had approximately 8% of the total dairy market at the national level and operated in the Province of Chiriqui.*

*The **Nevada** brand continued to be reinforced in the dairy segment and a new brand of fresh milk in long life packaging called **"NACIONAL"** was launched at an extremely accessible price to the Panamanian consumers.*

*In the noncarbonated beverages segment, Refrescos Nacionales, S. A. continued to support the **"Tampico"** brand and renewed the **"Lusita"** brand which was previously owned by Lecherias Unidas, S. A.*

Last, but not least, Refrescos Nacionales, S. A. considers that the year 2002 will be one of internal restructuring to redefine the direction of this Beverage Division, in view of the recent acquisition by the Bavaria Group of Colombia, which already has shown a great interest in continuing to develop the Beverage Industry in Panama.

DICTAMEN DE AUDITORES

Junta Directiva y Accionistas
Cervecería Nacional, S. A.

Hemos auditado los balances generales consolidados adjuntos de Cervecería Nacional, S. A., y sus subsidiarias (el Grupo) al 31 de diciembre de 2001 y 2000, y los respectivos estados consolidados de resultados y flujos de efectivo por los años terminados en esas fechas. Estos estados financieros consolidados son responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Estas Normas requieren la planificación y la ejecución de la auditoría para obtener una seguridad razonable de que los estados financieros consolidados están libres de afirmaciones equívocas importantes. Una auditoría comprende el examen, en base a pruebas, de evidencias que respalden las cifras y las revelaciones en los estados financieros consolidados. Una auditoría comprende, asimismo, una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Gerencia, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestras auditorías proveen una base razonable para nuestra opinión.

En nuestra opinión, los estados financieros consolidados presentan una evaluación justa y razonable de la situación financiera del Grupo al 31 de diciembre de 2001 y 2000, y los resultados consolidados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas de acuerdo con las Normas Internacionales de Contabilidad.

Ernst & Young

15 de febrero de 2002
Panamá, República de Panamá.

Los balances generales consolidados y los estados consolidados de resultados y flujo de efectivo fueron tomados de los estados financieros consolidados que incluyen como parte integral la revelación de las políticas de contabilidad y las notas pertinentes, correspondientes a los años terminados el 31 de diciembre de 2001 y 2000.

AUDITORS' REPORT

The Board of Directors and Shareholders
Cerveceria Nacional, S. A.

We have audited the accompanying balance sheets of Cerveceria Nacional, S. A., and its subsidiaries (the Group) as of December 31, 2001 and 2000, and the related consolidated statements of income, and cash flow for the years then ended, all expressed in U. S. dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, all expressed in U. S. dollars, give a true and fair view of the financial position of the Group as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in accordance with International Accounting Standards.

February 15, 2002
Panama Republic of Panama

The accompanying consolidated balance sheets and the related consolidated statements of income and cash flow were taken from the consolidated financial statements that include as a whole the disclosure of the accounting policies and the related notes, for the years ended December 31, 2001 and 2000.

CERVECERIA NACIONAL, S. A.
Balances Generales Consolidados
Consolidated Balance Sheets

(En miles de dolares/in thousand US$)

Activos / *Assets*	Año terminado el 31 de diciembre 2001	/ *Year ended / December 31* 2000
Activos corrientes / *Current assets:*		
Efectivo / *Cash*	$ 6,157	$ 10,749
Documentos y cuentas por cobrar, neto / *Notes and accounts receivable, net*	22,304	22,105
Valores comerciales negociables / *Marketable commercial securities*	0	3,720
Inventarios, netos / *Inventories, net*	24,480	23,527
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	4,139	4,606
Gastos pagados por anticipado / *Prepaid expenses*	1,540	2,746
Total activos corrientes / *Total current assets*	58,620	67,453
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio / *Investments and advances in affiliated companies, at equity*	9,655	10,068
Otras inversiones / *Other investments*	1,862	1,870
Fondo de cesantía/ *Severance and indemnity fund*	2,865	2,255
Fondo de jubilación / *Pension fund*	0	346
Propiedades, planta y equipos, netos / *Properties, plant and equipment, net*	113,219	114,436
Otros activos / *Other assets*	3,281	2,989
Total activos / *Total assets*	$ 189,502	$ 199,417
Pasivos e inversión de los accionistas / *Liabilities and shareholders' equity*		
Pasivos corrientes / *Current liabilities:*		
Préstamos por pagar / *Loans*	$ 33,186	$ 46,034
Documentos y cuentas por pagar / *Notes and accounts payable*	24,209	25,373
Prestaciones y gastos acumulados por pagar / *Accrued expenses*	2,741	2,478
Total pasivos corrientes / *Total current liabilities*	60,136	73,885
Préstamos por pagar, netos de porción corriente / *Loans, net of current portion*	21,683	17,590
Bonos por pagar / *Corporate bonds payable*	880	880
Cuentas por pagar, neto de porción corriente / *Notes payable, net of current portion*	86	104
Impuesto sobre la renta diferido / *Deferred income tax*	4,030	3,686
Total pasivos / *Total liabilities*	86,815	96,145
Compromisos y contingencias / *Commitments and contingencies*		
Interés de accionistas minoritarios en subsidiarias consolidadas / *Minority interest*	3,906	4,598
Inversión de los accionistas / *Shareholders' equity:*		
Acciones comunes, sin valor nominal / *Common stock, no par value:*		
Acciones autorizadas - 40,000,000 / *Authorized shares – 40,000,000*		
Acciones emitidas - 16,200,000 /*Issued shares – 16,200,000*	50,536	48,558
Utilidades retenidas/ *Retained earnings*	59,328	57,487
	109,864	106,045
Acciones en Tesorería 840,738 (2000-507,490) / Treasury Shares 840,738 (2000-507,490)	(11,083)	(7,371)
Total inversión de los accionistas / *Total shareholders' equity*	98,781	98,674
Total pasivos e inversión de los accionistas / *Total liabilities and shareholders' equity*	$ 189,502	$ 199,417

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Resultados
Consolidated Statements of Income

(En miles de dólares/in thousand US$)

	Año terminado el 31 de diciembre 2001	/ Year ended / December 31 2000
Ingresos / *Income:*		
Ventas netas / *Net sales*	147,382	149,544
Otros ingresos / *Other income*	4,374	2,694
Alquileres ganados/ *Rent*	230	208
Intereses ganados / *Interest*	554	174
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	37	438
Ganancia en venta de propiedades / *Gain on sales of properties*	241	0
Dividendos ganados / *Dividends earned*	16	6,382
Total de ingresos/ *Total income*	152,834	159,440
Costo y gastos / *Cost and expenses:*		
Costo de ventas / *Cost of goods sold*	76,386	79,574
Gastos de ventas, generales y administrativos / *Selling, general and administrative expenses*	60,862	56,520
Intereses y cargos financieros / *Interest and financial charges*	4,389	5,578
Total de Costos y Gastos / *Total Cost and Expenses*	141,637	141,672
Utilidad antes del impuesto sobre la renta/ *Income before income taxes*	11,197	17,768
Impuesto sobre la renta / *Income taxes:*		
Corriente / *Current*	277	216
Diferido / *Deferred*	344	351
Total impuesto sobre la renta / *Total income taxes*	621	567
Participación de accionistas minoritarios en Utilidad (pérdida) de subsidiaria consolidada / *Minority interest participation*	(691)	(883)
Utilidad neta / *Net income*	$ 11,267	$ 18,084

NOTAS COMPLEMENTARIAS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(En miles de dólares/in thousand US$)

1. Documentos y Cuentas por Cobrar / *Notes and Accounts Receivable*

	2001	2000
Documentos / *Notes*	$ 0	$ 437
Clientes / *Customers*	22,370	19,363
	$ 22,370	$ 19,800
Provisión para cuentas de cobro dudoso / *Allowance for bad debts*	(2,062)	(481)
	20,308	19,319
Empleados / *Employees*	222	137
Otras / *Other*	1,774	2,165
Total	$ 22,304	$ 22,105

2. Propiedades, Planta y Equipos / *Properties, Plant and Equipment*

	2001	2000
Maquinaria y equipo / *Machinery and equipment*	$ 132,904	$. 124,452
Edificio y Mejoras / *Buildings and improvements*	27,863	26,753
Terrenos / *Land*	19,728	19,860
Mobiliario y equipo de oficina / *Furniture and office equipment*	12,136	9,277
	192,631	180,342
Depreciación y amortización acumulada / *Accumulated depreciation and amortization*	(83,085)	(73,734)
	109,546	106,608
Construcciones en Proceso / *Constructions in process*	3,673	7,828
	$ 113,219	$ 114,436

3. Otras Inversiones / *Other Investments*

	2001	2000
Acciones de compañías Nacionales / *Shares* of Panamanian companies	$ 1,714	$ 1,718
Bonos agropecuarios de empresas privadas / *Corporate bonds of Panamanian companies*	50	50
Bonos del Estado / *Government of Panama bonds*	98	102
	$ 1,862	$ 1,870

4. Préstamos por Pagar / *Bank Loans*

	2001	2000
Cervecería Nacional, S.A.		
Lloyds Bank	$ 8,760	$ 8,200
HSBC Bank (The Chase Manhattan Bank, N.A.)	0	4,500
Banco Nationale de Paris, Paribas	2,500	
ABN Amro Bank, N.V.	0	7,500
City Bank N.A.	1,000	
Banco Atlantico, S.A.	0	4,000
The Bank of Nova Scotia	21,107	17,200
Bank Boston, S.A.	3,500	500
Dresdner Bank	8,000	6,350
Banco Santander	0	5,000
	44,867	53,250
Envases del Istmo, S.A.		
Bank Boston, S.A.	3,211	2,902
Banco del Istmo, S.A.	4,266	3,801
Banco Vilvao Vizcaya	797	683
Citibank, N.A.	1,728	1,988
Banco Internacional de Costa Rica	0	1,000
	$ 54,869	$ 63,624

CERVECERIA NACIONAL, S. A.
Estados Consolidados de Flujos de Efectivo
Consolidated Statements of Cash Flows

(En miles de dólares/in thousand US$)

	Año terminado el 31 de diciembre 2001	/ Year ended / December 31 2000
Actividades de operación / *Operating activities*		
Utilidad neta / *Net income*	$ 11,267	$ 18,084
Ajustes para conciliar la utilidad neta con el efectivo neto provisto por las actividades de operación: / *Adjustments to reconcile net income to net cash provided by operating activities:*		
Ganancia en venta de propiedades / *Gain on sales of properties*	(242)	0
Depreciación y amortización / *Depreciation and amortization*	10,350	10,403
Provisión para documentos y cuentas de cobro dudoso/ *Allowance for bad debts*	2,201	545
Provisión para amortización de botellas y cajas / *Provision for amortization of bottles and cases*	2,989	4,407
Provisión para obsolescencia de inventarios / *Provision for obsolescence of inventory*	0	35
Impuesto sobre la renta diferido / *Deferred income tax*	344	351
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas / *Minority interest participation in earnings of consolidated subsidiaries*	(692)	(883)
Amortización Plusvalía/ *Amortization of Goodwill*	30	30
Participación en utilidades de compañías afiliadas / *Equity in earnings of affiliated companies*	(37)	(438)
Resultado de las operaciones antes de cambios en el capital de trabajo/ *Operating Results before changes in working capital*	26,210	32,534
Cambios en activos y pasivos de operación:/ *Changes in operating assets and liabilities:*		
Documentos y cuentas por cobrar / *Notes and accounts receivable*	(2,400)	(418)
Arrendamientos financieros por cobrar, neto/ *Financial leases, net*	0	13,347
Inventarios / *Inventories*	(3,941)	3,870
Impuesto sobre la renta pagado por anticipado / *Prepaid income taxes*	466	213
Equipos reposeídos/ *Repossessed equipment*	0	641
Gastos pagados por anticipado/ *Prepaid expenses*	1,206	504
Otros activos/ *Other assets*	(291)	(46)
Documentos y cuentas por pagar/ *Notes and accounts payable*	(1,183)	1,718
Fondo de jubilación/ *Pension fund*	346	(104)
Prestaciones y gastos acumulados por pagar/ *Accrued expenses*	263	355
Efectivo neto provisto por las actividades de operación / *Net cash provided by operating activities*	20,676	52,614
Actividades de inversión / *Investing activities*		
Fondo de cesantía/ *Severance and indemnity fund*	(610)	(395)
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio/ *Investments and advances in affiliated companies, at equity*	450	(6,399)
Valores comerciales negociables/ *Marketable commercial securities*	3,720	(3720)
Otras inversiones / *Other investments*	8	943
Adquisición de activo fijo, neto de retiros / *Acquisition of fixed assets, net of dispositions*	(8,921)	(26,710)
Efectivo neto usado en las actividades de inversión / *Net cash used in investing activities*	(5,353)	(36,281)
Actividades de financiamiento / *Financing activities*		
Fondo en fideicomiso/ *Trust fund*	0	1,377
Préstamos recibidos / *Proceed from loans*	41,776	39,835
Amortización de préstamos / *Amortization of loans*	(50,531)	(28,856)
Valores Comerciales Negociables/ *Marketable commercial securities*	0	(6,050)
Bonos por pagar/ *Corporate bonds payable*	0	(4,820)
Dividendos pagados/ *Dividends paid*	(7,447)	(7,568)
Impuesto complementario/ *Deemed dividend tax*	0	(5)
Impuesto sobre la renta diferido/ *Deferred income tax*	0	(1,237)
Interés de accionistas minoritarios/ *Minority interest*	0	1,574
Acciones en tesorería/ *Treasury Stock*	(3,713)	(5,185)
Efectivo neto (usado en) las actividades de financiamiento / *Net cash (used in) financing activities*	(19,915)	(10,935)
Aumento (disminución) neta en el efectivo/ *Net increase (decrease) in cash*	(4,592)	5,398
Efectivo al inicio del año/ *Cash at beginning of year*	10,749	5,351
Efectivo al final del año/ *Cash at end of year*	$ 6,157	$ 10,749

Datos Financieros Sobresalientes
Financial Highlights

Ventas Netas / Net Sales



USD (Mios.)
0
50
100
150
112.9
126.5
146.1
150.6
149.5
147.4
1996
1997
1998
1999
2000
2001

Utilidad Neta / Net Income



USD (Mios.)
0
5.0
10.0
15.0
20.0
25.0
30.0
11.2
16.6
24.0
20.7
18.1
11.3
1996
1997
1998
1999
2000
2001

Dividendos pagados por acción/Dividends paid per share

Dólares/Acción USD per share



USD
0.05
0.15
0.25
0.35
0.45
0.55
0.29
0.30
0.40
0.48
0.48
0.48
1996
1997
1998
1999
2000
2001

Rendimiento sobre patrimonio/Return on Equity

Utilidad Neta/Inversión de los Accionistas Net Income/Shareholders Equity



Retorno(%)/Return(%)
0%
10%
20%
30%
16.8%
22.5%
29.6%
23.3%
18.3%
11.4%
1996
1997
1998
1999
2000
2001

CERVECERÍA NACIONAL, S.A.
Apartado 6-1393 El Dorado
Panamá, Rep. de Panamá
Teléfono (507) 236-1400
Fax (507) 236-1527
www.cerveceria-nacional.com